Exhibit (a)(38)
AMENDED MEMORANDUM OF UNDERSTANDING
     This Amended Memorandum of Understanding (“Amended MOU”) contains the primary terms of a settlement in principle (the “Settlement”) agreed to among (i) the plaintiffs in the Rice Consolidated Class Action (as defined herein) and the plaintiffs in the Schwartz Class Action (as defined herein), collectively (“Plaintiffs”) and (ii) Lafarge S.A. (“LSA”), Efalar, Inc. (“Efalar”), Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Michel Rose (the “LSA Directors,” all collectively, with LSA and Efalar, the “LSA Defendants”); (iii) Lafarge North America, Inc. (“LNA” or the “Company”), Philippe R. Rollier, Claudine B. Malone, and Robert W. Murdoch, (collectively, with LNA, the “LNA Defendants”), (iv) Marshall A. Cohen, Philippe P. Dauman, Blythe J. McGarvie, James A. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence Tannenbaum, and Gerald H. Taylor (the “Special Committee Defendants,” collectively, with the LSA Defendants and the LNA Defendants, the “Defendants”) (the Defendants and the Plaintiffs are collectively referred to as the “Parties”), by their respective undersigned attorneys.
     WHEREAS,
     A. On February 6, 2006, LSA announced its intention to commence a tender offer for all of the minority shares of common stock of LNA (the “Common Shares”) in a tender offer at a price of $75.00 per share, in accordance with certain terms and conditions, including the condition that a majority of the minority shareholders tender their shares under the terms of the offer.
     B. Following LSA’s February 6, 2006 announcement, various litigations were filed in the Circuit Courts of the State of Maryland by holders of the Common Shares, asserting claims on behalf of themselves and a putative class consisting of minority shareholders of the Common Shares. The litigations include Amron v. Lafarge North America, Inc., et al., Case No. 24-C-06-001624; City of Philadelphia Board of Pensions & Retirement v. Lafarge North

America, Inc., et al., Case No. 24-C-06-001714; Jasinover v. Lafarge North America, Inc., et al., Case No. 24-C-06-001584; Kahn v. Lafarge North America, et al., Civil No. 269216-V; Local 66 Trust Funds v. Lafarge North America, Inc., et al., Case No. 24-C-06-001840; Mayer v. Lafarge North America, Inc., et al., Case No. 24-C-06-001495; Obstfeld v. Lafarge North America, Inc., et al., Case No. 24-C-06-001604; Prawdzikc v. Lafarge North America, Inc., et al., Case No. 24-C-06-001951; and Rice v. Lafarge North America, Inc., et al., Civil No. 268974-V. Each of these litigations has been consolidated and is now pending in the Circuit Court for Montgomery County, Maryland (the “Court”), under the caption Rice v. Lafarge North America, Inc., et al., Civil No. 268974-V (the “Rice Consolidated Class Action”), and Faruqi & Faruqi, LLP, Gardy & Notis, LLP, Barrack Rodos & Bacine, and Wolf Popper LLP, have been appointed lead counsel (“Rice Lead Counsel”) and Powers & Frost, L.L.P. has been appointed Liaison Counsel (collectively, with Rice Lead Counsel, “Rice Class Counsel”).
     C. On February 8, 2006, the Board of Directors of LNA announced the appointment of the Special Committee (the “Special Committee”) comprised of directors who are independent from LSA to consider the tender offer (and, if necessary, any modification or amendment thereto) and to make a recommendation to minority shareholders concerning whether to tender their shares.
     D. On February 17, 2006, certain of Plaintiffs in the Rice Consolidated Class Action filed a motion for expedited discovery in connection with plaintiffs’ efforts to seek injunctive relief with respect to the tender offer. On February 21, 2006, Defendants opposed the motion for expedited discovery.
     E. On February 21, 2006, LSA, through its wholly-owned subsidiary Efalar, formally commenced the Tender Offer for the outstanding shares of LNA common stock for $75 per share, expiring March 20, 2006. On the same date, LSA, through its wholly-owned subsidiary, Efalar Canada, Inc. (“Efalar Canada”), commenced a parallel offer for the outstanding Exchangeable Preference Shares (“Exchangeable Preference Shares”) of Lafarge Canada, Inc. (“Lafarge Canada”) for U.S. $75 per share (collectively, these offers to the holders of LNA common shares and holders of Exchangeable Preference Shares are referred to as the “Tender Offer”).
     F. Also on February 21, 2006, the Alaska Electrical Pension Fund filed a lawsuit in the Commonwealth of Virginia, seeking to bring derivative claims on behalf of LNA against all Defendants except Efalar (and against LNA as a nominal defendant only), for, inter alia, injunctive relief based on allegations of purported breaches of fiduciary duties by Defendants. This action is captioned Alaska Electrical Pension Fund v. Lafarge S.A., et al., Case No. CL-2006-2118, and is pending before the Circuit Court of Fairfax County, Virginia (the “Alaska Electrical Pension Fund Action”).
     G. On February 22, 2006, the Court denied the motion of certain Plaintiffs for expedited discovery, without prejudice to renew following disclosure of the Special Committee recommendation with respect to the Tender Offer.
     H. On February 27, 2006, certain of Plaintiffs in the Rice Consolidated Class Action filed a First Amended Class Action Complaint alleging that the Tender Offer was inadequate and coercive and defective in a number of respects, including price, and that Defendants owed and breached fiduciary duties to LNA minority shareholders in connection with the Tender Offer and disclosures relating thereto.
     I. On March 3, 2006, Esther and Sheldon Schwartz (the “Schwartz Plaintiffs”) filed a putative class action lawsuit in the Circuit Court for Baltimore City on behalf of, among others,

holders of the Exchangeable Preference Shares of Lafarge Canada (the “Schwartz Class”) seeking, inter alia, injunctive relief based on allegations that the Tender Offer was inadequate and coercive and defective in a number of respects, including price, and that Defendants owed and breached fiduciary duties to holders of Exchangeable Preference Shares in connection with the Tender Offer and the disclosures relating thereto. This action is captioned Schwartz v. Lafarge North America, Inc., et al., Case No. 24-C-06-2305, and is pending before the Court (the “Schwartz Class Action”). As discussed below, Defendants disputed and dispute each and every allegation by Plaintiffs.
     J. Also, on March 3, 2006, LSA moved to dismiss the Rice Consolidated Class Action for lack of personal jurisdiction and failure of service of process.
     K. On March 6, 2006, the Special Committee announced that it was unable to take a position with respect to the Tender Offer and requested that shareholders take no action and not tender their shares pursuant to the Tender Offer. On that same date, LSA announced that the expiration of the Tender Offer had been extended to April 3, 2006.
     L. On March 7, 2006, counsel for certain Plaintiffs in the Rice Consolidated Class Action separately presented to the Special Committee’s counsel and to LSA’s counsel written materials prepared by Plaintiffs’ financial advisor containing a preliminary valuation analysis relating to the financial terms of the Tender Offer and Plaintiffs’ allegations that the price contemplated in the Tender Offer was not fair.
     M. On March 9, 2006, LSA and Efalar filed Amendment No. 3 to the Schedule TO. That amendment contained various disclosures including the following disclosure: “On March 9, 2006, Merrill Lynch presented to JP Morgan the “outlook” specified in the February 16, 2006 letter. The “outlook” contemplates sales of $4,745 million and operating income of $663 million for 2006.”
     N. On March 16, 2006, LSA and Efalar filed Amendment No. 4 to the Schedule TO. That amendment disclosed, among other things, the allegations made in the amended complaints filed by certain Plaintiffs in the Rice Consolidated Class Action and the complaint filed in the Schwartz Class Action, including allegations about the claimed inadequacy of the Tender Offer and the alleged materially misleading disclosures and omissions from the previous public filings of LSA and Efalar relating to the Tender Offer.
     O. On March 22, 2006, plaintiffs in the Schwartz Class Action filed an Amended Class Action Complaint that provided further details of their allegations challenging the terms of the Tender Offer and the disclosures made therein.
     P. On March 24, 2006, the Special Committee announced its recommendation that shareholders not tender their shares pursuant to the Tender Offer.
     Q. On March 28, 2006, certain Plaintiffs in the Rice Consolidated Class Action filed a Consolidated Class Action Complaint that provided further details of their allegations challenging the Tender Offer, and the Schwartz Plaintiffs filed a motion for expedited proceedings and a request for an immediate hearing.
     R. On March 29, 2006, certain Plaintiffs in the Rice Consolidated Class Action filed a motion for a temporary restraining order and preliminary injunction with respect to the Tender Offer. That motion was denied by the Court on March 31, 2006.
     S. On March 30, 2006, LSA moved to dismiss the Schwartz Class Action Complaint for lack of personal jurisdiction and insufficient service of process.

     T. On April 4, 2006, LSA announced that it would amend the Tender Offer by increasing the offer price to $82.00 per share and extending the offer deadline to April 28, 2006.
     U. On April 5, 2006, Rice Lead Counsel presented to counsel for LSA a written demand that LSA further increase the price contemplated by the Tender Offer.
     V. On April 11, 2006, LSA moved to dismiss the Consolidated Class Action Complaint for failure to state a claim upon which relief could be granted. On April 12, 2006, LNA moved to dismiss the Consolidated Class Action Complaint for failure to state a claim upon which relief could be granted.
     W. On April 12, 2006, Plaintiffs in the Rice Consolidated Class Action filed a Second Consolidated Class Action Complaint (and on April 13, 2006 filed an amendment by interlineation relating thereto) that provided further details of their allegations challenging the amended terms of the Tender Offer and the disclosures made therein.
     X. On April 12, 2006, LNA and certain individual defendants filed a motion to dismiss the Schwartz Class Action.
     Y. Between April 11, 2006 and April 17, 2006, all Defendants filed motions seeking a protective order to defer discovery until after the completion of the Tender Offer, among other things.
     Z. On April 17, 2006, the Schwartz Plaintiffs filed a motion for extension of time to respond to the LSA Defendants’ motion to dismiss.
     AA. On April 18, 2006, Plaintiffs in the Rice Consolidated Class Action filed motions to compel discovery from Merrill Lynch Pierce Fenner & Smith Inc. (“Merrill Lynch”) and J.P. Morgan Securities, Inc. (“J.P. Morgan”) as sought in subpoenas Plaintiffs had previously served seeking documents and testimony from Merrill Lynch and J.P. Morgan. Merrill Lynch is the financial advisor to the Special Committee and J.P. Morgan is the financial advisor to LSA.
     BB. On April 20, 2006, LSA and Efalar filed Amendment No. 8 to the Schedule TO. That amendment disclosed, among other things, the allegations made in the Second Consolidated Class Action Complaint filed by Plaintiffs in the Rice Consolidated Class Action including allegations about the claimed inadequacy of the Tender Offer and the alleged materially misleading disclosures and omissions from the previous public filings of LSA and Efalar relating to the Tender Offer.
     CC. On April 21, 2006, Plaintiffs in the Rice Consolidated Class Action filed (i) a renewed motion for a preliminary injunction with respect to the Tender Offer; (ii) their opposition to Defendants’ motions for a protective order; and (iii) a cross motion to compel discovery, as sought in Plaintiffs’ outstanding document requests to all Defendants and Plaintiffs’ outstanding document requests and interrogatories to LNA and the LSA Defendants with respect to personal jurisdiction and the LSA Defendants’ motions to dismiss Plaintiffs’ earlier complaints for lack of personal jurisdiction. On that same date, Rice Lead Plaintiffs and Merrill Lynch filed a stipulation agreeing to extend the time for Merrill Lynch to respond to the aforementioned motion to compel until fifteen days after the Court had ruled on the Special Committee’s motion for a protective order.
     DD. In connection with the Tender Offer and amendments thereto, Defendants have issued various press releases, disseminated various documents to shareholders, and made various filings with the SEC, including, inter alia, the Offer to Purchase and all supplements thereto mailed to shareholders, the Tender Offer Statement (“Schedule TO”) and all amendments thereto filed with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 and all

amendments thereto, as well as all other press releases and other statements and information relating to the Tender Offer (collectively, the “Disclosure Materials”).
     EE. Also in connection with the Tender Offer and the Action, and in addition to the specific communications set forth above, Rice Lead Counsel and counsel for Defendants have discussed from time to time Plaintiffs’ contentions with respect to the terms of the Tender Offer, including price, and the contents of the Disclosure Materials. In connection with these discussions, counsel for the Special Committee has provided for review by Rice Lead Counsel and Plaintiffs’ financial advisor certain non-public documents relating to LNA’s internal projections, forecasts and budgets pursuant to a confidentiality agreement.
     FF. Thereafter, following negotiations among Rice Lead Counsel and counsel for the LSA Defendants and counsel for the Special Committee, the Rice Lead Counsel (including private discussions between Rice Lead Counsel and counsel for the Schwartz Plaintiffs), the LSA Defendants and counsel for the Special Committee reached an agreement in principle providing for the settlement of claims (directly or indirectly, including derivatively) of the class consisting of all minority holders of the Common Shares and the Exchangeable Preference Shares, excluding Defendants and their affiliates, on the terms and conditions in an Memorandum of Understanding (“MOU”), and the Rice Lead Counsel, the LSA Defendants and counsel for the Special Committee believed and believe that the Settlement was and is in the best interests of the Rice Consolidated Class Action plaintiffs, the LSA Defendants, the Special Committee and of LNA’s minority shareholders and plaintiffs’ counsel in the Schwartz Action (“Schwartz Lead Counsel”) (collectively, with Rice Lead Counsel, “Plaintiffs’ Lead Counsel”) likewise believe that the settlement of the Schwartz Class Action on the terms set forth herein is in the best interests of the members of the Class in the Schwartz Class Action (collectively, with the class in the Rice Consolidated Class Action, the “Class”).
     NOW, THEREFORE, THE PARTIES HEREBY AGREE IN PRINCIPLE AS FOLLOWS:
     1. Principal Terms of Settlement. Subject to the additional conditions, terms and limitations described herein, the Parties agree in principle as follows:
a.	LSA, through Efalar and Elafar Canada, will amend the tender offers and increase the offers to purchase the outstanding common shares of LNA and the Exchangeable Preference Shares to $85.50 per share U.S. (the offers to the holders of LNA common shares and holders of Exchangeable Preference Shares are collectively referred to as the “Revised Tender Offer”).

b.	The LNA Defendants shall provide to Plaintiffs’ Lead Counsel, reasonably in advance of filing with the SEC, draft versions of all Solicitation/Recommendation Statements on Schedule 14D-9 and any amendment(s) thereto and all going private transaction reports on Schedule 13E3 and any amendment(s) thereto in connection with the Revised Tender Offer or any subsequent merger following completion thereof and all amendments to any previously filed Disclosure Materials (the “Subsequent Disclosure Materials”), so that Plaintiffs’ Lead Counsel may have a reasonable opportunity to review the Subsequent Disclosure Materials and provide comments to the LNA Defendants regarding the Subsequent Disclosure Materials. The LNA Defendants shall consider in good faith Plaintiffs’ comments and any suggested changes or revisions.

c.	LSA, while believing that the original terms of the Tender Offer were fair and reasonable, acknowledges that the desirability of addressing the claims asserted in the Rice Consolidated Class Action and the Schwartz Class Action and Plaintiffs’ Lead Counsel’s prosecution efforts and the positions advocated by Plaintiffs’ Lead Counsel and the financial advisor for the Rice Lead Counsel (the “Class Positions”), the discussions and negotiations conducted pertaining to the Settlement, and the desirability of addressing the Class’s claims were factors that contributed to the decision by LSA to increase the financial consideration in the Tender Offer. Furthermore, the Class Positions were among the factors taken into consideration by the Special Committee and its advisors in connection with its determination to recommend to Class members that they accept, and tender into, the Revised Tender Offer.
     2. Stipulation of Settlement. The Parties will attempt in good faith and use their best efforts to agree upon and execute no later than 30 days from the date hereof, an appropriate Stipulation of Settlement (the “Stipulation”) pursuant to Maryland Rule 2-231(b)(1) and/or (2) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of all claims asserted by, or that could have been asserted by, the Class arising out of the Tender Offer, as amended, including the Disclosure Materials and the Subsequent Disclosure Materials, upon the terms set forth in this Amended MOU (collectively, the “Settlement Documents”). The Stipulation will expressly provide, inter alia, (i) for certification, for settlement purposes, of a Class of all holders of Common Shares and Exchangeable Preference Shares and their successors in interest and transferees, intermediate and remote (the “Settlement Class”) under the captions of both the Rice Consolidated Class Action and the Schwartz Class Action; (ii) for entry of a judgment dismissing the Rice Consolidated Class Action and the Schwartz Class Action with prejudice and without costs to any party except as expressly provided herein; (iii) for a complete release of all claims (excluding claims for enforcement of the Settlement), whether asserted directly or indirectly, derivatively or otherwise, against any of the Defendants, Lafarge Canada, or Efalar Canada, or any of their affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past or present officers, directors, associates, stockholders, members, controlling persons, representatives, employees, attorneys, counselors, financial or investment advisers, consultants, accountants, investment bankers, commercial bankers, engineers, advisers or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators of any of the foregoing (collectively, the “Releasees”), whether known or unknown and whether arising under federal, state or any other law (including, without limitation, the federal securities laws), which have been, or could have been, asserted, directly or indirectly, derivatively or otherwise, against any of the Releasees by any member of the Settlement Class relating to the Settlement, the Tender Offer, the Revised Tender Offer, or the related Disclosure Materials and the Subsequent Disclosure Materials (the “Settled Claims”); (iv) that each of the Defendants, Lafarge Canada, and Efalar Canada has denied and continues to deny having committed or attempted to commit any violations of law or breaches of duty of any kind; (v) that Defendants, Lafarge Canada and Efalar Canada are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and is in the best interests of LSA, LNA and the Class; and (vi) that any of the Defendants, Lafarge Canada and Efalar Canada shall have the right to withdraw from the proposed Settlement in the event that any of the Other Conditions set forth in paragraph 4 below shall not have been satisfied, except for the Other Condition set forth in Paragraph 4(v) below.
     3. Notice and Court Approval. After preliminary approval by the Court of the form of the Settlement Documents, the Parties will present the Settlement Documents to the Court for final approval as soon as practicable at a hearing (the “Fairness Hearing”) following dissemination of appropriate notice of the proposed Settlement to the Settlement Class. LSA shall cause such notice to be disseminated and pay the costs and expenses related to providing such notice. As used herein, the “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement and dismissing the Rice Consolidated Class Action and the Schwartz Class Action with prejudice, and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired. Subject to approval by the Court of the Settlement, Class Counsel intends to apply to the Court for an award of attorney’s fees and reimbursement of expenses (including expert fees and expenses) and Defendants reserve all of their rights to object to such application. Defendants (other than the individuals) shall pay the amount of fees and expenses, if any, awarded by the Court, provided, however, that if any of the Other Conditions set forth in paragraph 4 below are not satisfied, defendants shall have no obligation with respect to such award.
     4. Other Conditions. The consummation of the Settlement, including the payment of attorney’s fees and/or reimbursement of expenses (as set forth in paragraph 3 above), is subject to: (i) LSA and Efalar purchasing LNA shares pursuant to the Revised Tender Offer according to its terms; (ii) the drafting and execution of the Settlement Documents and other agreements necessary to effectuate the terms of the proposed Settlement; (iii) the conclusion by Plaintiffs’

Lead Counsel that sufficient disclosure has been made in the Disclosure Materials and the Subsequent Disclosure Materials, and, following completion of reasonable confirmatory discovery on a schedule to be mutually agreed upon, that the proposed Settlement is fair and reasonable; (iv) the recommendation by the Special Committee that LNA minority shareholders accept the Revised Tender Offer (v) withdrawal or dismissal of any other litigation relating to the subject matter of the Settled Claims, including, but not limited to, the Alaska Electrical Pension Fund Action, which defendants must seek promptly after Final Court Approval of the Settlement in the event that Plaintiffs’ Lead Counsel’s best efforts do not result in such dismissal or withdrawal; and (vi) Final Court Approval of the Settlement and dismissal of the Rice Consolidated Class Action and Schwartz Class Action with prejudice and without awarding costs to any party, except as provided herein. The Stipulation and this Amended MOU shall be null and void and of no force and effect if (A) any condition to the Settlement is not met; or (B) Plaintiffs’ Lead Counsel determine, after completion of reasonable confirmatory discovery on a schedule to be agreed upon by the Parties, that the Settlement is not fair and reasonable. In any event, if there is no Final Court Approval of the Settlement, the Stipulation and this Amended MOU shall not be deemed to prejudice in any way the positions of the Parties in the Rice Consolidated Class Action, the Schwartz Class Action, or in any other actions relating to the subject matter of the Settled Claims or to prejudice the positions of the Parties regarding the fairness, adequacy, timing or any other aspect of the Tender Offer and/or the Revised Tender Offer and shall not entitle any Party to recover any fees, costs or expenses incurred in connection with the implementation of the Stipulation and this Amended MOU.
     5. Interim Stay of the Rice Consolidated Class Action and the Schwartz Class Action. The Parties agree that except as expressly provided herein (or upon the written approval of LSA), the Rice Consolidated Class Action and the Schwartz Class Action shall be stayed, except for settlement-related proceedings. The Parties agree that any deadline to answer or otherwise respond to any of the pleadings, motions or discovery requests, and all other discovery requests and subpoenas (other than requests relating to confirmatory discovery as set forth herein) in the Rice Consolidated Class Action and Schwartz Class Action are extended without date. The Parties shall enter into such documentation as required to effectuate the foregoing agreements.
     6. Cooperation in Dismissal of Any Related Action. If any litigation is or has been filed or pursued in any forum, domestic or foreign, on behalf of any member of the Class or by any shareholder purporting to bring a derivative claim on behalf of LNA, which asserts any of the Settled Claims against any Releasee, prior to Final Court Approval of the proposed Settlement, Plaintiffs shall cooperate with Defendants in seeking to obtain the withdrawal, dismissal or stay in contemplation of dismissal of such related litigation, including where appropriate joining in any motion to dismiss such litigation.
     7. Miscellaneous. (i) This Amended MOU may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement; (ii) this Amended MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of New York; (iii) this Amended MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (iv) each of the attorneys executing this Amended MOU has been duly empowered and authorized by his/her respective client(s) to do so; (v) Plaintiffs and their counsel represent and warrant that none of the claims or causes of action asserted in the Rice Consolidated Class Action or the Schwartz Class Action has been assigned, encumbered or in any manner transferred, in whole or in part; (vi) except as provided herein, no Defendant or Lafarge Canada or Efalar Canada shall bear any expense, costs, damages or fees alleged or incurred by any named Plaintiff, any member of the Class, or their respective attorneys, experts, advisors, agents or representatives in connection with this litigation; (vii) this Amended MOU may be modified, but only with the agreement of all of the undersigned counsel; and (viii) neither the existence of this Amended MOU nor the provisions contained herein shall be deemed a presumption, concession or admission by any Defendant, Lafarge Canada, or Efalar Canada of any breach of duty, liability, defaults or wrongdoing as to any facts or claims alleged or asserted in the Rice Consolidated Class Action, the Schwartz Class Action, the Alaska Electrical Pension Fund Action, or in any other actions or proceedings, or as a concession of jurisdiction over any of the Defendants, Lafarge Canada, or Efalar Canada in any court of the United States, and this Amended MOU shall not be interpreted, construed, deemed invoked, offered or received in evidence or otherwise used by any party in the Rice Consolidated Class Action, the Schwartz Class Action, or in any other action or proceeding challenging the Tender Offer, including the Alaska Electrical Pension Fund Action except in connection with this Settlement.

FARUQI & FARUQI, LLP

By:	/s/ NADEEM FARUQI

NADEEM FARUQI
SHANE ROWLEY
320 East 39th Street
New York, New York 10016
Tel: 212-983-9330
Fax: 212-983-9331

GARDY & NOTIS, LLP

By:	/s/ MARK C. GARDY

MARK C. GARDY
JAMES S. NOTIS
440 Sylvan Avenue, Suite 110
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

BARRACK, RODOS & BACINE

By:	/s/ JEFFREY W. GOLAN

JEFFREY W. GOLAN
3300 Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103
Tel: 215-963-0600
Fax: 215-963-0838

WOLF POPPER LLP

By:	/s/ ROBERT M. KORNREICH

ROBERT M. KORNREICH
845 Third Avenue
New York, New York 10022
Tel: 212-759-4600
Fax 212-486-2093

Lead Counsel for Plaintiffs in the Rice Consolidated Action

CLEARY GOTTLIEB,
STEEN & HAMILTON LLP

By:	/s/ MITCHELL A. LOWENTHAL

MITCHELL A. LOWENTHAL
LEWIS J. LIMAN
One Liberty Plaza
New York, New York 10006-1470
Tel: 212-225-2000
Fax: 212-225-3999

HOGAN & HARTSON L.L.P.
MARK D. GATELY
111 South Calvert Street
Baltimore, Maryland 21201
Tel: 410-659-2700
Fax: 410-539-6981

HOGAN & HARTSON L.L.P.
MICHELE W. SANTORI
555 Thirteenth Street, N.W.
Washington, D.C. 20004
Tel: 202-637-5600
Fax: 202-637-5910

Counsel for Defendants Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont and Michele Rose

SIMPSON THACHER & BARTLETT LLP

By:	/s/ PETER KAZANOFF

PETER KAZANOFF
425 Lexington Avenue
New York, New York 10017-3954
Tel: 212-455-2000
Fax: 212-455-2502

VENABLE LLP
G. STEWART WEBB, JR.
Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201
Tel: 410-244-7400
Fax: 410-244-7742

POWERS & FROST, L.L.P.
PATRICK C. SMITH
MICHAEL A. STODGHILL
One Church Street, Suite 201
Rockville, Maryland 20850
Tel: 301-610-9700
Fax: 301-610-9716

Liaison Counsel for Plaintiffs in the Rice Consolidated Action

BULL & LIFSHITZ, LLP

By:	/s/ JOSHUA M. LIFSHITZ

JOSHUA M. LIFSHITZ
18 East 41st Street
New York, New York 10017
Tel: 212-213-6222
Fax: 212-213-9405

LAW OFFICES OF CHARLES J. PIVEN, P.A.
CHARLES J. PIVEN
MARSHALL N. PERKINS
The World Trade Center-Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel: 410-332-0030
Fax: 410-685-1300

Counsel for Plaintiffs in the Schwartz Class Action

Counsel for Defendants Marshall A. Cohen, Phillippe P. Dauman, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor

THOMPSON & KNIGHT LLP

By:	/s/ TIMOTHY R. McCORMICK

TIMOTHY R. McCORMICK
919 Third Avenue
New York, NY 10022
Tel: 212-751-3301
Fax: 214-880-3253

MILES & STOCKBRIDGE
SCOTT R. HAIBER
10 Light Street
Baltimore, Maryland 21202-1487
Tel: 410-727-6464
Fax: 410-385-3700

Counsel for the Lafarge North America, Inc., Philippe R. Rollier, Claudine Malone and Robert W. Murdoch

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